UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE 14D-9
  SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HIGHLANDS REIT, INC.
(Name of Subject Company)

HIGHLANDS REIT, INC.
(Names of Persons Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

43110A 104
(CUSIP Number of Class of Securities)

Robert J. Lange, Esq.
Executive Vice President, General Counsel and Secretary
Highlands REIT, Inc.
332 S. Michigan Avenue, 9th Floor
Chicago, Illinois 60604
(312) 583-7990

with a copy to:

Evan Hudson, Esq.
Duval & Stachenfeld LLP
555 Madison Avenue, 6th Floor
New York, New York 10022
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
INTRODUCTION
This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2017 (as amended from time to time, the “Schedule 14D-9”), by Highlands REIT, Inc., a Maryland corporation (the “Company”). The original filing on Schedule 14D-9 related to a tender offer by SCM Special Fund 3, LP and MacKenzie Capital Management, LP (collectively, the “Offeror”) to purchase up to 45,000,000 shares of the Company’s outstanding common stock, $0.01 par value per share, at a price equal to $0.17 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the SEC on May 1, 2017, as amended by Amendment No. 1 to Schedule TO filed with the SEC on May 18, 2017, and as may be further amended from time to time.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant in this Amendment.
Item 4. The Solicitation or Recommendation.
The second bullet point of Item 4(b) of the Schedule 14D-9 is deleted in its entirety.
Item. 9 Exhibits.
Item 9 of the Schedule 14D-9 is superseded in its entirety by the following:

Exhibit No.
(a)(1)	Website notice to Highlands REIT, Inc. Stockholders.
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 7, 2017.*
(e)(2)	Excerpts from the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2017.*
(e)(3)	Excerpts from the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 12, 2017.*
______
* Incorporated by reference as provided in Item 3 hereto.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert J. Lange
(Signature)
Robert J. Lange
Executive Vice President, General Counsel and Secretary
(Name and Title) May 19, 2017
(Date)